Contact

www.linkedin.com/in/jonathan-rogers-73994942 (LinkedIn)
esimplifiedtraining.com/ (Company)

Top Skills

Customer Service
Strategy
E-commerce

Languages

Spanish

Jonathan Rogers

Investor | CEO | Business Acquisition Expert
Provo, Utah, United States

Experience

MavenYou
Chief Executive Officer
June 2023 - Present (3 years)

Video Power Marketing
Chief Operating Officer
January 2019 - May 2023 (4 years 5 months)

Adobe
Category Manager
April 2019 - June 2021 (2 years 3 months)
Lehi, Utah

E Simplified
CFO/COO
June 2018 - February 2019 (9 months)

Haynes and Boone, LLP
Attorney
October 2017 - June 2018 (9 months)
Dallas/Fort Worth Area

Jon Rogers is an associate in the Investment Management and Private Equity Practice Groups in the Dallas office of Haynes and Boone. His practice focuses on corporate and business planning matters, with a concentration on investment fund formation and management, capital raising, private equity investments, joint ventures, reorganizations and other strategic transactions across a broad range of industries.

Harvard Law School
Student
August 2014 - May 2017 (2 years 10 months)

E Simplified
Client Aqcusition Specialist

October 2011 - February 2014 (2 years 5 months)

E Simplified MBO program is in-depth training that will take your business from where it is to where you want it to be.

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Education

Harvard Law School
Juris Doctor (J.D.), Law · (2014 - 2017)

BYU
BS, Business Administration and Management, General · (2004 - 2013)